

May 29, 2013

Via E-mail
Peter T.F.M. Wennink
Chief Financial Officer
ASML Holding N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands

  Re: ASML Holding N.V.
     Form 20-F for the Fiscal Year Ended December 31, 2012
     Filed February 13, 2013
     File No. 001-33463

Dear Mr. Wennink:

  We have reviewed your response letter dated May 17, 2013 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2012

Item 5. Operating and Financial Review and Prospects

Income taxes, page 33

1. We note your response to prior comment 2 where you indicate that a portion of the decrease in the liability for unrecognized tax benefits was directly related to income tax returns under examination where no corrections were made. However, we note that the majority of the decrease relates to the change in your assessment of the more-likely-than-not to be sustained criteria. We note your current disclosure only attributes the decrease to the successful conclusion of tax audits. Accordingly, please revise future filings, including Management's Discussion and Analysis and footnotes to the financial statements, to clearly describe that a portion of the decrease was attributable to successful

tax audits and also that you changed your assessment for the more-likely-than-not to be sustained criteria.

2.   Further, given the significant impact on your provision for income taxes and net income related to this one jurisdiction, in future filings to provide investors with a clearer understanding of your results, please expand the income tax discussion to identify the jurisdiction in which the successful conclusion of tax audits occurred and quantify the amount of the decrease attributable to that jurisdiction. Similar to your response, provide a more robust discussion of the circumstances that resulted in your re-evaluation of the recognition and measurement of those tax positions. Refer to Item 303(a)(3)(i) of Regulation S-K.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant